Exhibit 12.1

 RATIOS OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated, computed as set forth below. You should read these ratios of earnings to fixed charges in connection with our audited financial statements, including the notes to those statements.

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	3,730,768	3,382,543	923,350	1,028,841	974,369
Total Fixed charges	3,730,768	3,382,543	923,350	1,028,841	974,369

Earnings available for fixed charges:
Pre-tax income	6,068,078	6,412,406	9,439,209	4,122,161	3,686,859
Add: Fixed charges	3,730,768	3,382,543	923,350	1,028,841	974,369
Total Earnings available for fixed charges	9,798,846	9,794,949	10,318,832	5,151,002	4,661,228

Earnings to fixed charges	2.63	2.90	11.22	5.01	4.78

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax expense (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees expense and amortization of debt issuance costs.

Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.

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